EXHIBIT 99.57

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
NEWS RELEASE

January 4, 2002
TSE Symbol: GAM
Press Release #2-2002	Issued: 28,174,316 Shares

GAMMON LAKE ANNOUNCES AMENDMENTS TO RELEASE TERMS OF
ESCROW AGREEMENTS

Gammon Lake Resources Inc. (TSE:  GAM) is pleased to announce that at the Corporation’s annual and special meeting today, the shareholders of the Corporation approved amendments to the release terms of the Corporation’s existing escrow agreements, in accordance with the provisions of National Policy 46-201 — Escrow for Initial Public Offerings (the “Escrow Policy”), which permits “established issuers”, as defined in the Escrow Policy, to release escrowed securities held by its principals on a pro-rata basis over a period of eighteen months, subject to certain conditions.

The Corporation is a party to two escrow agreements which are being amended in accordance with the provisions of the Escrow Policy. The first agreement was entered into between the Corporation, Computershare Trust Company of Canada, and Bradley H. Langille, Fred George, Burton A. Langille and Terence F. Coughlan on March 26, 1998 in accordance with the requirements of the Quebec Securities Commission (the “Quebec Escrow Agreement”). The second agreement was entered into between the Corporation, Equity Transfer Services Inc., and Minera Fuerte Mayo S.A. de C.V. (“Minera Fuerte”) on June 6, 1999, as a condition of approval by the Ontario Securities Commission of a joint venture between the Corporation and Minera Fuerte (the “Ontario Escrow Agreement”).

As at the date hereof, the Corporation qualifies as an “established issuer”, as defined in the Escrow Policy. The Quebec Escrow Agreement and the Ontario Escrow Agreement were amended to reflect the release terms applicable to established issuers under the terms of the Escrow Policy. In accordance with the terms of the Escrow Policy, all Common Shares held in escrow will be released on pro rata on a semi-annual basis in four tranches commencing 60 days from the date of this press release, each tranche comprised of 25% of the total number of Common Shares remaining in escrow under each agreement, with each escrowed shareholder receiving the same percentage of the escrowed shares that are released as the percentage of total escrowed shares held by such holder. There are 1,935,900 common shares subject to the Quebec Escrow Agreement and 2,500,000 common shares subject to the Ontario Escrow Agreement.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM.

For further information please contact: Terence Donahoe, Q.C., Chairman of the Board & Senior V.P., Inquiries and Investor Relations, Gammon Lake Resources Inc., tel: 902-468-0614 / fax: 902-468-0631.

CAUTIONARY STATEMENT
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially form those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.